TASEKO REPORTS $42 MILLION OF ADJ. EBITDA IN THIRD QUARTER

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volumes, sales volumes and inventory stated in this release are on a 100% basis unless otherwise indicated.

October 26, 2017, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE American: TGB) ("Taseko" or the "Company") reports the results for the three months ended September 30, 2017.

“The third quarter was another very good quarter for Taseko and despite being impacted by the wildfires in central British Columbia we still produced 35 million pounds of copper and generated $42 million of adjusted EBITDA*. Mine personnel did an excellent job of managing through the provincial state of emergency and widespread evacuation orders,” highlighted Russell Hallbauer, President and CEO of Taseko. “Manpower levels at times were one quarter of normal levels which impacted mine sequencing and mill operations. Truck and rail shipments were also halted for an extended period which resulted in reduced sales volumes and an increase in copper concentrate inventory of approximately five million pounds, which reduced earnings for the quarter. We expect a significant reduction in concentrate inventory by year end.”

Third Quarter 2017 Highlights

  Earnings from mining operations before depletion and amortization* were $45.1 million;

  Cash flow from operations was $37.1 million for the third quarter;

  Adjusted net income* for the third quarter was $13.4 million (or $0.06 per share) and net income was $20.1 million (or $0.09 per share);

  Site operating costs, net of by-product credits* were US$0.88 per pound produced, down 44% from the third quarter of 2016;

  The Gibraltar Mine produced 35.1 million pounds of copper and 0.4 million pounds of molybdenum (100% basis) at a total operating cost (C1)* of US$1.18 per pound;

  Total sales for the third quarter were 30.2 million pounds of copper and 0.4 million pounds of molybdenum;

*Non-GAAP performance measure. Refer to end of news release.

  In July 2017, Gibraltar’s mining and milling operations were impacted by wildfires in the Cariboo region which limited our employees’ ability to travel to the mine site. A temporary shutdown of rail service also affected our ability to get product to the port, and as a result sales volumes were lower than planned;

  On September 25, 2017, the Company announced that the Environmental Appeals Board of the U.S. Environmental Protection Agency (“EPA”) had issued an order denying any further review of the Underground Injection Control (“UIC”) Permit granted in 2016 for Taseko’s Florence Copper Project. All necessary state and federal permits are now in place to build and operate the Production Test Facility (“PTF”), and the Company’s board of directors has approved the construction of the PTF at an estimated cost of US$25 million; and

  The Company’s cash balance at September 30, 2017 was $96 million.

“With Gibraltar operations once again stabilized after being impacted by wildfires in the third quarter, our focus is on Florence Copper and advancing one of the lowest capital intensity projects in the world towards commercial production,” commented Mr. Hallbauer. “With receipt of final permits and construction progressing, we are excited about the prospects of producing copper in 2018.”

“We have seen the copper price increase by nearly 50% since the lows of 2016 and believe the market is in the early stages of a major copper deficit. Given the long timelines to develop, permit, finance and construct a mine, there is no way that copper supply can quickly be increased to meet growing demand,” continued Mr. Hallbauer. “With the ability to have Florence Copper in commercial production in 2020, we are ideally positioned to capitalize on a rapidly improving market. Additionally, with recent announcements by a number of major auto manufacturers regarding electric vehicles (EVs), some experts are now forecasting copper demand for EVs will far surpass previous estimates. Using up to 175 pounds of copper per car, which is approximately four times that of a conventional vehicle, plus the associated charging infrastructure, demand from this sector could prove to be very supportive for copper and other base metals much earlier than originally anticipated.”

*Non-GAAP performance measure. Refer to end of news release.

HIGHLIGHTS

	Three months ended			Nine months ended
Financial Data	September 30,			September 30,
(Cdn$ in thousands, except for per share amounts)	2017	2016	Change	2017	2016	Change
Revenues	78,508	55,964	22,544	282,891	169,237	113,654
Earnings from mining operations before depletion and amortization*	45,133	11,566	33,567	145,020	8,098	136,922
Earnings (loss) from mining operations	33,348	(4,501)	37,849	111,859	(35,617)	147,476
Net income (loss)	20,136	(15,610)	35,746	41,862	(36,509)	78,371
Per share - basic (“EPS”)	0.09	(0.07)	0.16	0.19	(0.16)	0.35
Adjusted net income (loss)*	13,405	(10,423)	23,828	42,965	(48,264)	91,229
Per share - basic (“adjusted EPS”)*	0.06	(0.05)	0.11	0.19	(0.22)	0.41
EBITDA*	48,457	4,064	44,393	141,407	7,208	134,199
Adjusted EBITDA*	42,356	9,285	33,071	133,110	(2,849)	135,959
Cash flows provided by (used for) operations	37,124	(7,493)	44,617	179,180	(15,810)	194,990
	Three months ended			Nine months ended
Operating Data (Gibraltar - 100% basis)	September 30,			September 30,
	2017	2016	Change	2017	2016	Change
Tons mined (millions)	23.3	21.5	1.8	66.2	69.2	(3.0)
Tons milled (millions)	7.2	7.4	(0.2)	22.0	22.1	(0.1)
Production (million pounds Cu)	35.1	33.1	2.0	115.7	92.6	23.1
Sales (million pounds Cu)	30.2	29.8	0.4	111.7	90.6	21.1

*Non-GAAP performance measure. Refer to end of news release.

REVIEW OF OPERATIONS

Gibraltar Mine (75% Owned)
Operating data (100% basis)	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016
Tons mined (millions)	23.3	21.1	21.8	18.5	21.5
Tons milled (millions)	7.2	7.5	7.3	7.3	7.4
Strip ratio	4.1	2.8	2.4	1.1	1.0
Site operating cost per ton milled (CAD$)	$5.93	$7.67	$8.59	$9.13	$9.47
Copper concentrate
Grade (%)	0.284	0.309	0.328	0.319	0.259
Recovery (%)	86.1	85.2	85.9	87.0	85.9
Production (million pounds Cu)	35.1	39.4	41.3	40.7	33.1
Sales (million pounds Cu)	30.2	40.7	40.8	40.4	29.8
Inventory (million pounds Cu)	9.3	4.6	5.9	5.6	5.4
Molybdenum concentrate
Production (thousand pounds Mo)	445	789	866	764	185
Sales (thousand pounds Mo)	403	794	859	798	105
Per unit data (US$ per pound produced)*
Site operating costs*	$0.97	$1.08	$1.15	$1.23	$1.64
By-product credits*	(0.09)	(0.11)	(0.15)	(0.11)	(0.06)
Site operating costs, net of by-product credits*	0.88	$0.97	$1.00	$1.12	$1.58
Off-property costs	0.30	0.34	0.33	0.36	0.31
Total operating costs (C1)*	$1.18	$1.31	$1.33	$1.48	$1.89

OPERATIONS ANALYSIS

Third quarter results

Copper head grade at Gibraltar was 0.284% in the third quarter and copper recovery for the quarter was 86%. Mill throughput was 7.2 million tons of ore and the mine produced 35.1 million pounds of copper.

A total of 23.3 million tons were mined during the quarter at a strip ratio of 4.1 to 1. Waste stripping costs of $22.9 million (75% basis) were capitalized in the quarter primarily related to a new pushback in the Granite pit.

Mining and milling operations in July were impacted by wildfires in the Cariboo region which limited our employees’ ability to travel to the mine site, due to restrictions on road access and evacuation orders in the region. This resulted in reduced production for periods of time as well as a complete mine shutdown for several days during July. Mill operations returned to normal in early August. During the quarter, approximately 2.6 million tons of ore were drawn from the ore stockpile, which was largely due to the wild fires impact on mine site access and the lack of employees available for mine operations.

*Non-GAAP performance measure. Refer to end of news release.

OPERATIONS ANALYSIS – CONTINUED

Site operating cost per ton milled* was $5.93 in the third quarter of 2017, which is lower than recent quarters due to the increased capitalization of stripping costs and the drawdown of ore stockpiles.

The molybdenum circuit was negatively impacted by a lack of personnel during the wild fires. A total of 0.4 million pounds of molybdenum were produced. By-product credits per pound produced* was US$0.09 in the third quarter of 2017. Site operating costs per pound produced, net of by-product credits* decreased to US$0.88 in the third quarter of 2017 from US$0.97 in the second quarter of 2017.

Off-property costs per pound produced* were US$0.30 for the third quarter of 2017 compared to the prior quarter off-property costs of US$0.34. The decrease is due to lower than planned sales volumes, as treatment and refining and ocean freight costs are recognized at the time of sale.

Total operating costs (C1) per pound* decreased to US$1.18, a 10% reduction from the second quarter of 2017.

GIBRALTAR OUTLOOK

Overall, Gibraltar has maintained a stable level of operations and management continues to focus on further improvements to operating practices to reduce unit costs. Copper prices have continued to strengthen in the fourth quarter of 2017, increasing to US$3.16 per pound as of October 26, 2017, which is US$0.28 higher than the average LME copper price in the third quarter of 2017. Operating margins at Gibraltar are sensitive to the Canadian dollar as approximately 80% of mine operating costs are paid in Canadian dollars.

The Company is pursuing a potential insurance claim related to the Cariboo region wildfires in July, however, the outcome of the claim cannot be determined at this time.

REVIEW OF PROJECTS

Taseko’s strategy has been to grow the Company by leveraging cash flow from the Gibraltar Mine to assemble and develop a pipeline of projects. We continue to believe this will generate the best, long-term returns for shareholders. Our development projects are located in British Columbia and Arizona and represent a diverse range of metals, including gold, copper, molybdenum and niobium. During the third quarter of 2017, expenditures of $1.8 million were incurred on the Florence Copper project, and total expenditures of $1.0 million were incurred on the Aley and New Prosperity projects. Taseko will continue to take a prudent approach to spending on development projects.

Florence Copper

On September 25, 2017, the Company announced that the Environmental Appeals Board (“EAB”) of the Environmental Protection Agency had issued an order denying any further review of the Underground Injection Control Permit granted in 2016 for Taseko’s Florence Copper Project. In the September 22, 2017 decision, the EAB found that the petitioners failed to demonstrate that any errors were made in issuing the federal permit. The Company now has all necessary state and federal permits in place to build and operate the Production Test Facility (“PTF”).

The Company is moving forward with the construction of the PTF at an estimated cost of US$25 million. The PTF will include a well field comprised of thirteen (four injection and nine recovery) commercial scale production wells and numerous monitoring, observation and point of compliance wells, and also an integrated SX/EW plant. With major components already on site, the PTF is expected to be operational in the latter half of 2018.

REVIEW OF PROJECTS – CONTINUED

In January 2017, the Company announced that completed technical work on the Florence property has resulted in a significant improvement in project economics. On February 28, 2017, the NI 43-101 technical report documenting these results was filed on www.sedar.com.

New Prosperity

On July 18, 2017, Taseko received approval from the Province of British Columbia to undertake a site investigation program to conduct exploratory work at the New Prosperity project site. The Province issued a Notice of Work, which is a multi-year permit from the Ministry of Energy & Mines that allows the Company to gather information for the purpose of advancing mine permitting under the British Columbia Mines Act.

Taseko is proceeding with its request to amend the British Columbia environmental assessment certificate for the New Prosperity Project.

The two Judicial Reviews initiated by Taseko were heard in federal court over a five day period in the week of January 30, 2017. Both Judicial Reviews focus on the principles of administrative and procedural fairness. Taseko’s allegation is that the Government of Canada, through the conduct of the environmental assessment and the decisions which resulted from it, failed in their obligation to uphold those fundamental principles.

The Company will host a telephone conference call and live webcast on Friday, October 27 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079 in Canada and the United States, or (970) 315-0461 internationally.

The conference call will be archived for later playback until November 2, 2017 and can be accessed by dialing (855) 859-2056 in Canada and the United States, or (404) 537-3406 internationally and using the passcode 86634056.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs. Site operating costs is calculated by removing net changes in inventory and depletion and amortization and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by removing by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three months ended		Nine months ended
	September 30,		September 30,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2017	2016	2017	2016
Cost of sales	45,160	60,465	171,032	204,854
Less:
Depletion and amortization	(11,785)	(16,067)	(33,161)	(43,715)
Net change in inventory	3,027	12,076	(566)	9,156
Transportation costs	(4,498)	(3,544)	(15,207)	(11,149)
Site operating costs	31,904	52,930	122,098	159,146
Less by-product credits:
Molybdenum, net of treatment costs	(2,725)	(508)	(12,867)	(508)
Silver, excluding amortization of deferred revenue	(107)	(1,128)	(637)	(2,970)
Site operating costs, net of by-product credits	29,072	51,294	108,594	155,668
Total copper produced (thousand pounds)	26,306	24,838	86,780	69,426
Total costs per pound produced	1.11	2.06	1.25	2.24
Average exchange rate for the period (CAD/USD)	1.25	1.30	1.31	1.32
Site operating costs, net of by-product credits (US$ per pound)	0.88	1.58	0.96	1.69
Site operating costs, net of by-product credits	29,072	51,294	108,594	155,668
Add off-property costs:
Treatment and refining costs of copper concentrate	5,378	6,187	21,900	18,266
Transportation costs	4,498	3,544	15,207	11,149
Total operating costs	38,948	61,025	145,701	185,083
Total operating costs (C1) (US$ per pound)	1.18	1.89	1.28	2.02

NON-GAAP PERFORMANCE MEASURES – CONTINUED

Adjusted net income (loss)

Adjusted net income (loss) remove the effect of the following transactions from net income as reported under IFRS:

  Unrealized foreign currency gains/losses;
  Write-down of mine equipment;
  Unrealized gain/loss on copper put options;
  Loss on settlement of long-term debt;
  Gain/loss on copper call option; and
  Non-recurring transactions, including related tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Nine months ended
	September 30,		September 30,
($ in thousands, except per share amounts)	2017	2016	2017	2016
Net income (loss)	20,136	(15,610)	41,862	(36,509)
Unrealized foreign exchange (gain) loss	(10,299)	5,090	(19,225)	(16,587)
Write-down of mine equipment	3,551	-	3,551	-
Unrealized loss on copper put options	647	567	1,072	567
Loss on settlement of long-term debt	-	-	13,102	-
(Gain) loss on copper call option	-	(517)	6,305	474
Other non-recurring expenses*	-	81	-	5,489
Estimated tax effect of adjustments	(630)	(34)	(3,702)	(1,698)
Adjusted net income (loss)	13,405	(10,423)	42,965	(48,264)
Adjusted EPS	0.06	(0.05)	0.19	(0.22)

* Other non-recurring expenses includes legal and other advisory costs associated with the special shareholder meeting, the proxy contest and related litigation, and other non-recurring financing costs.

EBITDA and adjusted EBITDA

EBITDA represents net income before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

NON-GAAP PERFORMANCE MEASURES – CONTINUED

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

  Unrealized foreign exchange gains/losses;
  Write-down of mine equipment;
  Unrealized gain/loss on copper put options;
  Gain/loss on copper call option; and
  Non-recurring transactions.

While some of the adjustments are recurring, other non-recurring expenses do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, and unrealized foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Nine months ended
	September 30,		September 30,
($ in thousands)	2017	2016	2017	2016
Net income (loss)	20,136	(15,610)	41,862	(36,509)
Add:
Depletion and amortization	11,785	16,066	33,161	43,799
Amortization of share-based compensation expense	2,250	253	5,779	2,300
Finance expense	8,385	7,964	37,738	21,979
Finance income	(403)	(279)	(1,204)	(787)
Income tax expense (recovery)	6,304	(4,330)	24,071	(23,574)
EBITDA	48,457	4,064	141,407	7,208
Adjustments:
Unrealized foreign exchange (gain) loss	(10,299)	5,090	(19,225)	(16,587)
Write-down of mine equipment	3,551	-	3,551	-
Unrealized loss on copper put options	647	567	1,072	567
(Gain) loss on copper call option	-	(517)	6,305	474
Other non-recurring expenses*	-	81	-	5,489
Adjusted EBITDA	42,356	9,285	133,110	(2,849)

*	Other non-recurring expenses includes legal and other advisory costs associated with the special shareholder meeting, the proxy contest and related litigation, and other non-recurring financing costs.

NON-GAAP PERFORMANCE MEASURES – CONTINUED

Earnings (loss) from mining operations before depletion and amortization

Earnings (loss) from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended		Nine months ended
	September 30,		September 30,
(Cdn$ in thousands)	2017	2016	2017	2016
Earnings (loss) from mining operations	33,348	(4,501)	111,859	(35,617)
Add:
Depletion and amortization	11,785	16,067	33,161	43,715
Earnings from mining operations before depletion and amortization	45,133	11,566	145,020	8,098

Site operating costs per ton milled

	Three months ended		Nine months ended
	September 30,		September 30,
(Cdn$ in thousands, except per ton milled amounts)	2017	2016	2017	2016
Site operating costs (included in cost of sales)	31,904	52,930	122,098	159,146

Tons milled (thousands) (75% basis)	5,380	5,587	16,480	16,611
Site operating costs per ton milled	$5.93	$9.47	$7.41	$9.58

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward looking statements”) that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Any statements that express, or involve discussions as to, expectations, believes, plans, objectives, assumptions or future events or performance that are not historical facts, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to the ability to obtain necessary title, licenses and permits for development projects and project delays due to third party opposition;
  our ability to comply with the extensive governmental regulation to which our business is subject;
  uncertainties related to unexpected judicial or regulatory proceedings;

  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark-to-market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore;
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines;
  the availability of, and uncertainties relating to the development of, infrastructure necessary for the development of our projects;
  our reliance upon key personnel; and
  uncertainties relating to increased competition and conditions in the mining capital markets.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission at www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the “Risk Factors” included in our Annual Information Form.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.